

December 31, 2012

Via E-mail
Mr. Timothy M. Wesolowski
Chief Financial Officer
The E. W. Scripps Company
312 Walnut Street
Cincinnati, OH 45202

> **Re:** **The E. W. Scripps Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 000-16914**

Dear Mr. Wesolowski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page F-8

1. In connection with your discussion of the variances in (A) the amounts reported for various line items presented on the face of your consolidated financial statements and/or (B) the costs incurred by your segments, you identify multiple factors that have contributed to/resulted in the fluctuations in the amounts recognized. However, each factor identified may not be quantified. For example, on page F-8 you identify (a) the restoration of employer matching contributions for your defined contribution plan, (b) the introduction of supplemental retirement plan contributions for certain employees nearing retirement age, (c) an increase in non-forfeitable contributions to employee health savings

accounts, and (d) a decrease in the number of employees in 2011, as compared to 2010, as the primary factors that resulted in the variance in employee compensation and benefit costs reported for fiscal year 2011, as compared to fiscal year 2010. However, you did not quantify the specific impact that any of the aforementioned factors had on the amount of employee compensation and benefit costs recognized. Additional examples are contained within your analysis for the television segment with regard to expenses for programs and program licenses for 2011, as compared to 2010, on page F-12 and other expenses for 2010, as compared to 2009, on page F-12. When two or more factors are cited as a cause of a variance in any of your costs, especially when offsetting factors are identified, please quantify the impact of each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for further guidance.

2. We note that "other expenses," as reported on the face of your statements of operations, have represented between approximately 31.6% and 33.2% of your "total costs and expenses" for each of the fiscal years reflected in the financial statements. Based upon your MD&A disclosure regarding the variances in both the reported consolidated amounts and the amounts recognized by your segments, it appears that other expenses reflect the aggregation of numerous costs that may fluctuate independent of each other – including, but not limited to, newspaper distribution costs, costs to support your digital platforms, promotional advertising expenses, and bad debt expense. Please provide an overview discussion of the nature of all costs that have been aggregated in "other expenses," so that readers may better understand the makeup of this line item and the extent to which the amounts reported on the face of your statements of operations and recognized by your segments may be subject to change. Also, quantify each type of cost within "other expenses" so that investors may better understand the magnitude of and contribution by each.

Continuing Operations, page F-8

3. We note that your effective income tax rate has fluctuated significantly over the three-year period reflected in your statement of operations. However, your MD&A disclosure regarding the effective income tax rates realized for each of the three years primarily lists numerous factors that could have contributed to either an increase or a decrease in your effective income tax rate above/below the U.S. Federal statutory rate, without discussing the reasons why or the amount by which any of the identified factors impacted your effective tax rate. Please revise your disclosure to discuss the impact that each identified income tax item had on your effective tax rate, or advise. Provide your proposed expanded disclosure as part of your response.

Business Segment Results, page F-10

4. We note that your MD&A disclosure regarding "Business Segment Results" does not include a discussion of the results of your "Syndication and other" segment or "Corporate

and shared services." While we acknowledge that the "Syndication and other" segment and "Corporate and shared services" costs may not warrant a discussion at the same level of detail that you provide for your "Television" and "Newspapers" segments due to their relative size, we believe that it may be appropriate to address any material changes in the revenues, costs, and/or results recognized by these operations. Please revise your disclosure accordingly, or advise.

Liquidity and Capital Resources, page F-15

5. Please refer to your discussion of net cash provided by operating activities for fiscal year 2011, as compared to fiscal year 2010, in the Form 10-K, and the discussion in the Form 10-Q for the period ended September 30, 2012. While we acknowledge that your disclosure identifies various factors that impacted your company's cash flow from operating activities, we do not believe that the disclosure provides a clear and full discussion or analysis of the factors contributing to and/or reasons for the material changes in the reported net cash provided by operating activities. In this regard, we believe that the relationship between the factors identified, quantified, and discussed in your disclosure and the variance in the amounts reported as net cash provided by operating activities for fiscal years 2011 and 2010 should be more apparent and robust. Please revise your disclosure, as appropriate, and provide us with a copy of your intended revised disclosure.

6. In connection with the above comment, we note that amounts reported as "other changes in certain working capital accounts, net" in the statements of cash flows reported in the Form 10-K and September 30, 2012 Form 10-Q vary significantly between the reported periods. However, it does not appear that you have identified all material factors and quantified, as appropriate, to substantially account for the changes. Please revise your disclosure accordingly. Include a discussion of any associated underlying drivers so that investors may better understand the reason for the change in any additional factors identified and how they directly affect cash. Please note that references to results of operations, recorded on an accrual basis, and changes in working capital line items on the balance sheets may not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in operating activities. For further guidance, please refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Provide us with a copy of your intended revised disclosure.

7. Please expand your disclosure to include a comparative analysis of the cash flows attributable to your continuing operating activities, investing activities, and financing activities for the two earliest periods presented in the statement of cash flows – for example, fiscal year 2010, as compared to fiscal year 2009. Refer to the Instructions to paragraph 303(a) of Regulation S-K for further guidance.

Contractual Obligations, page F-16

8. We note that the term loan, which you entered into on December 9, 2011, incurs interest based upon a variable rate. As such, we believe that you should expand the disclosure regarding your contractual obligations to discuss (A) the fact that the estimates of your future interest payment obligations may be subject to change, (B) the manner in which your estimates of future interest payment obligations were derived, and (C) the nature of any material assumptions that may be subject to change. For example, if the future interest obligations have been estimated based upon the interest rate in effect as of your balance sheet date and/or based upon any other material assumptions, please disclose such information, as applicable. In addition, we note that subsequent to fiscal year 2011, you entered into an interest rate swap agreement, which has effectively fixed the interest rate incurred on a portion of the term loan borrowings. In this regard, your expanded disclosure should also explain whether the estimates of your future interest payment obligations give effect to the impact of the interest rate swap agreement.

9. Please tell us why your minimum pension funding obligations are expected to (A) increase significantly for fiscal years 2013 through 2016 (i.e., years two through five in your contractual obligations table) and (B) decline to a de minimis amount for the five-year period, thereafter. In this regard, consider whether it would also be appropriate to expand your disclosure to discuss the anticipated variances in your minimum pension funding obligations.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6. Income Taxes, page F-35

10. Per your disclosure on page F-36, almost all of your deferred tax assets reverse in 2012 and 2013. Please explain to us why this is the case. In so doing, tell us and disclose the impact on this reversal of "deferred compensation and retiree benefits not deductible until paid," which makes up a significant portion of your deferred tax balance.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Financial Statements

Condensed Notes to Consolidated Financial Statements (Unaudited)

Note 1. Summary of Significant Accounting Policies, page F-8

11. We note from your disclosure in the "Executive Overview" section of MD&A (i.e., on page F-20) that in September of 2012, you launched two original shows in various

markets, with the intention of rolling them out in the rest of your markets when contractual conditions permit. You also disclose that these two original shows can be syndicated to non-Scripps markets. Please tell us how you are recognizing or plan to recognize the production costs associated with these shows. In addition, tell us whether you <u>intend</u> to syndicate these original shows and, if so, whether your plans to syndicate the shows have impacted the manner in which you are accounting for the associated production costs. Lastly, given that you appear to be the creator of the shows, please describe for us the nature of the contractual conditions that may delay or prevent the launch of the shows in the remainder of your markets. In this regard, also tell us (A) the anticipated timing of launch of the shows in the rest of your markets and (B) whether any delays in the launch of the shows in those markets has impacted the manner in which you are accounting for the associated production costs. Revise your disclosure in Note 1 to discuss your accounting policies related to the production of original programming, as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page F-20

12. Based upon the disclosure on page F-21, you appear to be focusing certain of your business development efforts on digital media initiatives and new or soon-to-be-delivered products on a variety of digital platforms. We also note that your company launched its first <u>paid</u>, national mobile "app" during the second quarter of fiscal year 2012, and similar national products are due to be launched in the coming months. With regard to <u>paid</u> mobile apps, please describe for us and, as appropriate disclose, how you intend to generate and recognize revenue. For example, explain whether such apps are anticipated to be subscription services or one-time purchases. As part of your response, tell us the anticipated timing and method of revenue recognition for the sale of these apps. Lastly, tell us and, as appropriate, disclose how costs associated with the development of the paid apps are being recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ David R. Humphrey, for

Lyn Shenk
Branch Chief